Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on December 19, 2023.

3.	News Release:

On December 19, 2023, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On December 19, 2023, the Company announced that it completed its previously announced investment in Borborema Inc. to provide US$31 million in project financing and the private placement of US$40 million aggregate principal amount of unsecured convertible debentures utilized, among other things, to fund the Borborema Inc. investment.

5.	Full Description of Material Change:

The Company closed agreements entered into with Borborema Inc., a wholly-owned subsidiary of Aura Minerals Inc. (“Aura”), to provide US$31 million in project financing (the “Borborema Investment”) to develop the Borborema gold project in Rio Grande do Norte State, Brazil. Pursuant to the transaction, GRC acquired a 2% net smelter return royalty on Borborema from a subsidiary of Aura for cash consideration of US$21 million and provided additional project financing to Aura’s subsidiary as lender under a royalty-convertible gold-linked loan in the amount of US$10 million.

In connection with the Borborema Investment, the Company completed a private placement (the “Offering”) of US$40 million aggregate principal amount of unsecured convertible debentures (the “Debentures”) issued to Queen’s Road Capital Investment Ltd. (“QRC”) and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pty Limited (collectively, “Taurus”).

Under the terms of the Offering, QRC and Taurus subscribed for US$30 million and US$10 million of Debentures, respectively. The Debentures are unsecured and carry a 10% coupon (the “Interest”) over a 5-year term, of which 70% (equal to 7% per annum) is payable in cash and 30% (equal to 3% per annum) is payable in common shares of the Company (“Common Shares”) issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) calculated at each interest payment date.

The Debentures will be convertible at the holder’s option into Common Shares at a conversion price of $1.90, equal to a 30% premium to the 20-day VWAP at the date of the announcement of the Offering on December 5, 2023.

The Company will be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the holders are entitled to convert all of the outstanding Debentures into Common Shares at a conversion price of US$1.75, equal to a 20% premium to the 20-day VWAP at the date of this announcement.

Proceeds from the Offering were used to fund the Borborema Investment, as well as paying down portions of the Company’s existing credit facility.

The Offering is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as QRC is a company whose chairman and CEO, Warren Gilman, is also a director of the Company. As disclosed in the Company’s news release announcing the Offering, a material change report respecting the Offering has been filed less than 21 days before the expected closing date of the Offering as the Company announced it would complete the Offering upon satisfaction of the conditions thereto.

The Offering was exempt from the formal valuation and minority shareholder approval requirements available under MI 61-101, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Offering, insofar as it involves related parties, exceeds 25% of the Company’s market capitalization. The terms of the Offering were reviewed and approved by the Company’s independent directors and approved unanimously by its board of directors, with Mr. Gilman abstaining as a result of his relationship to QRC.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

December 22, 2023